Exhibit 99.1

Youku Tudou Announces Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

Total Daily Video Views Surpassed 900 Million; Consumer Revenues Grew 649% Year-on-Year

BEIJING, China, March 20, 2015 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Highlights1

•             Net revenues were RMB1.26 billion (US$203.8 million), a 40% increase from the corresponding period in 2013.

•             Gross profit was RMB240.0 million (US$38.7 million), as compared to RMB254.3 million (US$41.0 million) from the corresponding period in 2013. Non-GAAP2 gross profit was RMB253.3 million (US$40.8 million) in the fourth quarter of 2014, as compared to RMB268.3 million (US$43.2 million) from the corresponding period in 2013.

•             Net loss was RMB318.1 million (US$51.3 million), as compared to RMB24.6 million (US$4.0 million) from the corresponding period in 2013. Non-GAAP net loss was RMB228.8 million (US$36.9 million) in the fourth quarter of 2014, as compared to non-GAAP net profit of RMB44.2 million (US$7.1 million) from the corresponding period in 2013.

•             Basic and diluted loss per ADS, each representing 18 Class A ordinary shares of the Company, for the fourth quarter of 2014 amounted to RMB1.64 (US$0.26) and RMB1.64 (US$0.26), respectively. Non-GAAP basic and diluted loss per ADS for the fourth quarter of 2014 amounted to RMB1.18 (US$0.19) and RMB1.18 (US$0.19), respectively.

•             Cash, cash equivalents, restricted cash and short-term investments totaled RMB8.5 billion (US$1.4 billion) as of December 31, 2014.

•             Acquisition of property and equipment for the fourth quarter of 2014 was RMB52.2 million (US$8.4 million).

•             Acquisition of intangible assets for the fourth quarter of 2014 was RMB478.3 million (US$77.1 million).

Fiscal Year 2014 Highlights

•             Net revenues were RMB4.0 billion (US$649.5 million), a 33% increase from 2013.

•             Gross profit was RMB781.0 million (US$125.9 million), a 44% increase from 2013. Non-GAAP gross profit was RMB838.0 million (US$135.1 million), a 39% increase from 2013.

•             Net loss was RMB888.6 million (US$143.2 million), as compared to RMB580.7 million (US$93.6 million) in 2013. Non-GAAP net loss was RMB555.7 million (US$89.6 million), as compared to RMB342.1 million (US$55.1 million) in 2013.

•             Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for 2014 amounted to RMB4.71 (US$0.76) and RMB4.71 (US$0.76), respectively, as compared to RMB3.50 (US$0.56) and RMB3.50 (US$0.56), respectively, for 2013.

•             Acquisition of property and equipment in 2014 was RMB206.6 million (US$33.3 million), as compared to RMB144.1 million (US$23.2 million) in 2013.

•             Acquisition of intangible assets in 2014 was RMB1.2 billion (US$199.0 million), as compared to RMB740.6 million (US$119.4 million) in 2013.

1 The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2046 to US$1.00, the effective noon buying rate as of December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2 All non-GAAP measures exclude, as applicable, share-based compensation expenses and amortization of intangible assets from business combination. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“With our large and growing multi-screen video user base underpinning our innovation efforts and growth strategy, we began to diversify and improve the monetization of our leading brand, traffic and content offerings in addition to advertising. As a result, consumer revenues achieved outstanding 473% year-on-year growth in 2014,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “We have put in place a multi-business unit and content center structure, supported by new hires that add complementary skill-sets to our talent pool, creating an agile and innovation-driven organization. For 2015, we expect to see further growth of our platform as we continue to invest to strengthen our leadership in China’s online video industry.”

Dele Liu, President of Youku Tudou, added, “We continued to make solid progress in original content and PGC. As our in-house production business scaled, content marketing solutions also gained strong momentum and achieved 178% year-on-year revenue growth in 2014. Our long-term goal is to build a content eco-system in which over half of the revenue and video traffic is derived from our web-native content, i.e. original content, PGC, and UGC.”

Fourth Quarter 2014 Results

Net revenues were RMB1.26 billion (US$203.8 million) in the fourth quarter of 2014, a 40% increase from the corresponding period in 2013, exceeded the high end of the net revenues guidance previously announced by the Company.

Advertising net revenues were RMB1.10 billion (US$177.1 million) in the fourth quarter of 2014, a 37% increase from the corresponding period in 2013, exceeded the high end of the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consumer revenues, which are mainly derived from our subscription-based and pay-per-view services, were RMB69.7 million (US$11.2 million) in the fourth quarter of 2014, a 649% increase from the corresponding period in 2013. The growth was primarily attributable to the expansion of our subscriber base and pay-per-view orders.

Bandwidth costs as a component of cost of revenues were RMB272.2 million (US$43.9 million) in the fourth quarter of 2014, representing 22% of net revenues, as compared to 20% of net revenues for the corresponding period in 2013. This increase was primarily attributable to the increase in traffic and higher resolution quality of our video content.

Content costs as a component of cost of revenues were RMB602.9 million (US$97.2 million) in the fourth quarter of 2014, representing 48% of net revenues as compared to 39% of net revenues for the corresponding period in 2013. Non-GAAP content costs were RMB589.6 million (US$95.0 million) in the fourth quarter of 2014, representing 47% of net revenues, as compared to 38% of net revenues for the corresponding period in 2013. This increase was primarily due to expansion of our video content portfolio to support our new business growth initiatives.

Gross profit was RMB240.0 million (US$38.7 million) in the fourth quarter of 2014, as compared to RMB254.3 million (US$41.0 million) from the corresponding period in 2013. Non-GAAP gross profit was RMB253.3 million (US$40.8 million) in the fourth quarter of 2014, as compared to RMB268.3 million (US$43.2 million) from the corresponding period in 2013.

Operating expenses were RMB547.9 million (US$88.3 million) in the fourth quarter of 2014, as compared to RMB333.4 million (US$53.7 million) for the corresponding period in 2013. Non-GAAP operating expenses were RMB471.8 million (US$76.0 million) in the fourth quarter of 2014, as compared to RMB278.5 million (US$44.9 million) for the corresponding period in 2013. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB344.5 million (US$55.5 million) in the fourth quarter of 2014, as compared to RMB216.4 million (US$34.9 million) for the corresponding period in 2013. Non-GAAP sales and marketing expenses were RMB310.8 million (US$50.1 million) in the fourth quarter of 2014, as compared to RMB195.8 million (US$31.6 million) for the corresponding period in 2013. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB123.9 million (US$20.0 million) in the fourth quarter of 2014, as compared to RMB76.5 million (US$12.3 million) for the corresponding period in 2013. Non-GAAP product development expenses were RMB104.7 million (US$16.9 million) in the fourth quarter of 2014, as compared to RMB61.3 million (US$9.9 million) for the corresponding period in 2013. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social, paid and live broadcasting services.

General and administrative expenses were RMB79.5 million (US$12.8 million) in the fourth quarter of 2014, as compared to RMB40.4 million (US$6.5 million) from the corresponding period in 2013. Non-GAAP general and administrative expenses were RMB56.3 million (US$9.1 million) in the fourth quarter of 2014, as compared to RMB21.4 million (US$3.4 million) from the corresponding period in 2013. This increase was primarily due to the recognition of tax benefit in the fourth quarter of 2013.

Net loss was RMB318.1 million (US$51.3 million) in the fourth quarter of 2014, as compared to RMB24.6 million (US$4.0 million) for the corresponding period in 2013. Non-GAAP net loss was RMB228.8 million (US$36.9 million) in the fourth quarter of 2014, as compared to non-GAAP net profit RMB44.2 million (US$7.1 million) from the corresponding period in 2013.

Non-GAAP adjusted EBITDA loss was RMB177.7 million (US$28.6 million) in the fourth quarter of 2014, as compared to non-GAAP adjusted EBITDA profit of RMB36.8 million (US$5.9 million) from the corresponding period in 2013.

Fiscal Year 2014 Results

Net revenues were RMB4.0 billion (US$649.5 million) in 2014, a 33% increase from 2013.

Advertising net revenues were RMB3.6 billion (US$583.8 million) in 2014, a 34% increase from 2013.

Consumer revenues were RMB151.6 million (US$24.4 million) in 2014, a 473% increase from 2013.

Bandwidth costs as a component of cost of revenues were RMB917.3 million (US$147.8 million) in 2014, representing 23% of net revenues, as compared to 23% of net revenues in 2013.

Content costs as a component of cost of revenues were RMB1.8 billion (US$298.0 million) in 2014, representing 46% of net revenues, as compared to 47% of net revenues in 2013. Non-GAAP content costs were RMB1.8 billion (US$288.8 million) in 2014, representing 44% of net revenues, as compared to 45% of net revenues in 2013.

Gross profit was RMB781.0 million (US$125.9 million) in 2014. Non-GAAP gross profit was RMB838.0 million (US$135.1 million) in 2014, a 39% increase from 2013.

Operating expenses were RMB1.7 billion (US$274.1 million) in 2014, as compared to RMB1.2 billion (US$193.4 million) in 2013. Non-GAAP operating expenses were RMB1.4 billion (US$229.6 million) in 2014, as compared to RMB1.0 billion (US$161.2 million) in 2013. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB1.0 billion (US$166.2 million) in 2014, as compared to RMB681.0 million (US$109.8 million) in 2013. Non-GAAP sales and marketing expenses were RMB923.3 million (US$148.8 million) in 2014, as compared to RMB619.0 million (US$99.8 million) in 2013.

Product development expenses were RMB416.1 million (US$67.1 million) in 2014, as compared to RMB278.0 million (US$44.8 million) in 2013. Non-GAAP product development expenses were RMB339.4 million (US$54.7 million) in 2014, as compared to RMB232.0 (US$37.4 million) in 2013.

General and administrative expenses were RMB253.8 million (US$40.9 million) in 2014, decreased 3% from 2013. Non-GAAP general and administrative expenses were RMB162.1 million (US$26.1 million) in 2014, decreased 15% from 2013.

Net loss was RMB888.6 million (US$143.2 million) in 2014, as compared to RMB580.7 million (US$93.6 million) in 2013. Non-GAAP net loss was RMB555.7 million (US$89.6 million) in 2014, as compared to RMB342.1 million (US$55.1 million) in 2013.

Non-GAAP adjusted EBITDA loss was RMB439.7 million (US$70.9 million) in 2014, as compared to RMB309.5 million (US$49.9 million) in 2013.

Business Outlook

For the first quarter of 2015, the Company expects net revenues will be between RMB1.01 billion and RMB1.03 billion, with advertising net revenues contributing between RMB870 million and RMB890 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Recent Development

As a result of the routine review by the Securities and Exchange Commission (the “Commission”) of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (“2013 20-F”), the Company received, and responded to, comments and queries from the staff of the Commission regarding certain accounting treatment adopted by the Company in its historical financial statements. The financial information for all periods presented in this release is prepared on the same basis as the financial statements included in the Company’s annual reports and public disclosure documents since its initial public offering, and has not been revised to reflect adjustments, if any, that may result from the resolution of the comments and queries from the staff of the Commission (the “Staff”).

The substance of the Staff’s comments and the accounting implications with respect to these comments is summarized below:

1.              Revenue recognition for multi-element arrangements — As disclosed in the Company’s 2013 20-F, the Company’s advertising arrangements generally contain multiple deliverables, and revenue is recognized at commencement of delivery of the last deliverable in a typical advertising arrangement, as revenue is considered contingent upon the delivery of undelivered items and the Company’s right to receive consideration from the customer for delivered items is dependent on the successful delivery of the remaining undelivered items.  The Staff has inquired as to the appropriateness of the Company’s accounting policy for deferring revenue recognition until the commencement of delivery of the last deliverable and the Company’s underlying analysis. The Company has responded to the Staff’s comments and continues to believe that its current accounting policy is appropriate and conservative. To date, the Staff has not indicated it would take a different view as to the Company’s current accounting. The Company undertakes to expand its disclosure regarding revenue recognition in future filings on Form 20-F in response to the Staff’s comments.

2.              Accounting for nonmonetary exchanges of licensed content (known as “barter transaction”) — As disclosed in the Company’s 2013 20-F, the Company enters into nonmonetary transactions to exchange online broadcasting rights of video content with other online video broadcasting companies from time to time. The Company records these nonmonetary exchanges at the carrying values of the broadcasting rights given up, which is nil, with no resulting gain or loss being recognized.  The Staff was of the view that the Company should have accounted for these barter transactions at fair value, rather than at carrying value.

While the volume of these barter transactions has not been significant historically, the adoption of fair value accounting for these nonmonetary exchanges may result in net gains or losses on the barter exchange, as well as addition or reduction of amortization expense related to content that is swapped from these transactions, all of which were not previously reflected in the Company’s historical financial statements.

3.              Application of ASC 920, Entertainment — Broadcasters (“ASC 920”) — The Company currently accounts for its licensed content similar to long-lived assets, as described in its 2013 20-F. The Staff has inquired whether the Company is within the scope of incremental industry accounting guidance of broadcasters as set forth in ASC 920, the key provisions of which relate to the accounting and presentation of programming materials (“licensed content”).

The Company agrees that fundamentally, similar to a traditional broadcaster, its business as an Internet television company is dependent on the acquisition and use of content to drive viewership and monetization of that content through advertising placements. The Company understands that the Staff shares the view that the Company is a broadcaster and should account for its licensed content pursuant to ASC 920. This would result in differences as to how the Company’s licensed content would be presented on its balance sheet and the methodology in which the Company evaluates recoverability of its licensed content.

The Company is currently evaluating the impact to its 2014 and historical financial statements that may result from the resolution of the issues summarized above. Upon conclusion of the review and assessment process, the Company undertakes to reflect all necessary adjustments based on the appropriate accounting treatment in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”) and/or a report on Form 6-K to be furnished to the Commission, as appropriate. Accordingly, the financial information presented herein is subject to change.  The Company currently expects to resolve the Staff’s comments and file its 2014 Form 20-F by the end of April 2015.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on March 19, 2015 (9:00 a.m. Beijing/Hong Kong Time on March 20, 2015).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In:	+1-866-519-4004
International Dial In:	+65-6723-9381
Mainland China Dial In:	+86-800-819-0121 / +86-400-620-8038
Hong Kong Dial In:	+852-3018-6771

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 3674494. The replay will be available through March 26, 2015

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business:  non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations and non-GAAP net profit or loss and non-GAAP adjusted EBITDA profit or loss. We define non-GAAP content costs as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP adjusted EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Chang You
Youku Tudou Inc.
Tel: (+8610) 5885-1881 x 8066
Email: changyou@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	As of
(Amounts in thousands, except for number of shares)	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,764,221	3,820,742	615,792
Restricted cash	2,679	617,586	99,537
Short-term investments	1,409,439	4,021,199	648,100
Accounts receivable, net	1,370,031	1,719,760	277,175
Intangible assets, net	51,942	165,839	26,728
Amounts due from related party	—	125,204	20,179
Deferred tax assets	7,843	3,023	487
Prepayments and other assets	82,300	90,254	14,546
Total current assets	4,688,455	10,563,607	1,702,544

Non-current assets:
Property and equipment, net	222,229	307,425	49,548
Long-term investments	—	67,293	10,846
Intangible assets, net	1,197,671	1,396,902	225,140
Capitalized content production costs	1,176	1,678	270
Prepayments and other assets	197,856	429,597	69,238
Goodwill	4,262,569	4,262,569	687,001
Total non-current assets	5,881,501	6,465,464	1,042,043

TOTAL ASSETS	10,569,956	17,029,071	2,744,587

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	213,825	563,009	90,741
Advances from customers	25,081	36,095	5,817
Amounts due to related party	—	4	1
Accrued expenses and other liabilities	1,124,342	1,668,122	268,853
Short-term bank loan	—	500,000	80,585
Total current liabilities	1,363,248	2,767,230	445,997

Non-current liabilities:
Deferred tax liability	219,519	214,348	34,547
Other liabilities	4,070	6,570	1,059
Total non-current liabilities	223,589	220,918	35,606

Total liabilities	1,586,837	2,988,148	481,603

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,356,529,401 and 3,123,742,699 issued as of December 31, 2013 and December 31, 2014, respectively, 2,356,529,401 and 2,834,270,299 outstanding as of December 31, 2013 and December 31, 2014, respectively)	154	201	32
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 645,691,903 issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	49	48	8
Additional paid-in capital	11,058,360	18,878,497	3,042,661
Treasury stock (at cost, nil and 289,472,400 as of December 31, 2013 and December 31, 2014, respectively)	—	(1,845,892)	(297,504)
Statutory reserves	2,063	13,146	2,119
Accumulated deficit	(1,878,454)	(2,778,182)	(447,763)
Accumulated other comprehensive loss	(199,053)	(226,895)	(36,569)
Total shareholders’ equity	8,983,119	14,040,923	2,262,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,569,956	17,029,071	2,744,587

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for number of shares and ADS and per share and per ADS	For the Three Months Ended				For the Twelve Months Ended
data)	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Net revenues (including advertising net revenues from related party amounting to RMB69,763 and RMB110,201 for the three months ended September 30, 2014 and December 31, 2014, respectively, and RMB206,702 for the year ended December 31, 2014)	901,287	1,106,641	1,264,360	203,778	3,028,484	4,030,094	649,533

Cost of revenues (Note 1)	(646,938)	(859,774)	(1,024,396)	(165,103)	(2,487,421)	(3,249,085)	(523,657)

Gross profit	254,349	246,867	239,964	38,675	541,063	781,009	125,876

Operating expenses:
Product development	(76,514)	(112,434)	(123,861)	(19,963)	(278,015)	(416,111)	(67,065)
Sales and marketing	(216,444)	(287,038)	(344,493)	(55,522)	(681,008)	(1,030,899)	(166,150)
General and administrative	(40,393)	(53,009)	(79,528)	(12,818)	(261,770)	(253,817)	(40,908)
Total operating expenses	(333,351)	(452,481)	(547,882)	(88,303)	(1,220,793)	(1,700,827)	(274,123)

Loss from operations	(79,002)	(205,614)	(307,918)	(49,628)	(679,730)	(919,818)	(148,247)

Interest income	8,419	22,694	22,660	3,652	29,972	61,330	9,884
Interest expenses	—	—	—	—	(545)	—	—
Share of net loss of equity investee	—	—	(840)	(135)	—	(840)	(135)
Other, net	46,878	1,542	19,445	3,134	70,573	22,169	3,573
Total other income, net	55,297	24,236	41,265	6,651	100,000	82,659	13,322

Loss before income taxes	(23,705)	(181,378)	(266,653)	(42,977)	(579,730)	(837,159)	(134,925)
Income taxes	(876)	—	(51,474)	(8,296)	(1,014)	(51,486)	(8,298)

Net loss	(24,581)	(181,378)	(318,127)	(51,273)	(580,744)	(888,645)	(143,223)

Other comprehensive (loss) income, before tax
Foreign currency translation adjustments	(33,201)	214	(35,370)	(5,701)	(83,171)	(27,842)	(4,487)
Other comprehensive (loss) income, before tax	(33,201)	214	(35,370)	(5,701)	(83,171)	(27,842)	(4,487)
Income tax expense related to components of other comprehensive (loss) income	—	—	—	—	—	—	—

Other comprehensive (loss) income, net of tax	(33,201)	214	(35,370)	(5,701)	(83,171)	(27,842)	(4,487)

Net loss per share, basic and diluted	(0.01)	(0.05)	(0.09)	(0.01)	(0.19)	(0.26)	(0.04)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.15)	(0.88)	(1.64)	(0.26)	(3.50)	(4.71)	(0.76)
Shares used in computation, basic and diluted	3,010,627,513	3,724,534,275	3,483,140,763	3,483,140,763	2,986,223,088	3,398,404,551	3,398,404,551
ADSs used in computation, basic and diluted	167,257,084	206,918,571	193,507,820	193,507,820	165,901,282	188,800,252	188,800,252

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands)	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	77,758	97,760	115,494	18,614	276,497	365,762	58,950
Bandwidth costs	178,824	229,714	272,196	43,870	685,650	917,337	147,848
Depreciation of servers and other equipment	36,686	30,472	33,762	5,442	102,367	117,296	18,904
Content costs	353,670	501,828	602,944	97,177	1,422,907	1,848,690	297,955
Total Cost of Revenues	646,938	859,774	1,024,396	165,103	2,487,421	3,249,085	523,657

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands)	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(24,581)	(181,378)	(318,127)	(51,273)	(580,744)	(888,645)	(143,223)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and impairment of fixed assets	26,459	38,054	41,653	6,713	111,098	147,918	23,840
Bad debt expense	25,547	(12,546)	5,616	905	62,603	(8,156)	(1,315)
Amortisation and impairment of intangible assets and capitalized content production costs	145,451	306,460	393,256	63,381	788,299	1,111,054	179,069
Impairment of long-lived assets	96,071	—	—	—	96,071	—	—
Amortization of long-term debt discounts	—	—	—	—	313	—	—
Loss on disposal of property and equipment	(353)	10	146	24	485	374	60
Foreign exchange loss (gain)	(15,336)	(58)	4,262	687	(13,318)	7,214	1,163
Share-based compensation	53,061	72,372	85,614	13,798	188,358	310,337	50,017
Deferred income tax benefits	(313)	—	(350)	(56)	(313)	(350)	(56)
Share of net loss of equity investee	—	—	840	135	—	840	135
Gain from de-recognition of off-market liabilities	(16,540)	—	—	—	(16,540)	—	—
Changes in operating assets and liabilities:
Restricted cash	(1,129)	(555,636)	(59,268)	(9,552)	6,324	(614,907)	(99,105)
Accounts receivable	(10,312)	(171,241)	(99,230)	(15,993)	(499,838)	(335,374)	(54,052)
Amounts due from related party	—	(9,420)	(53,164)	(8,568)	—	(125,204)	(20,179)
Prepayments and other assets	(58,751)	21,958	(25,241)	(4,068)	1,441	(35,018)	(5,644)
Capitalized content production costs	22,687	(17,511)	(22,588)	(3,641)	(6,738)	(49,442)	(7,969)
Accounts payable	(15,572)	17,079	20,564	3,314	(13,555)	50,848	8,195
Advances from customers	(40,717)	1,783	10,644	1,716	3,478	11,014	1,775
Accrued expenses and other liabilities	21,518	236,276	290,177	46,770	142,059	539,778	86,997
Amounts due to related party	—	48	(114)	(18)	—	4	1
Net cash (used in) provided by operating activities	207,190	(253,750)	274,690	44,274	269,483	122,285	19,709

Cash flows from investing activities:
Acquisition of property and equipment	(14,955)	(41,295)	(52,172)	(8,409)	(144,120)	(206,626)	(33,302)
Proceeds received from maturity of short-term investments	1,018,628	1,363,276	265,580	42,804	2,989,628	2,827,352	455,686
Short-term investments placed with financial institutions	—	(2,859,798)	(1,156,085)	(186,327)	(2,283,410)	(5,411,820)	(872,227)
Proceeds from disposal of property and equipment	(824)	88	7	1	458	285	46
Cash acquired, net of cash paid for acquired subsidiaries	(6,999)	—	—	—	(6,999)	—	—
Cash receipts from returns on loans of other entities	—	—	5,600	903	—	5,600	903
Cash payments on loans of other entities	—	—	(5,000)	(806)	—	(5,000)	(806)
Acquisition of shares of investees	—	(50,000)	(18,133)	(2,923)	—	(68,133)	(10,981)
Acquisition of intangible assets	(227,540)	(344,142)	(478,291)	(77,087)	(740,581)	(1,234,644)	(198,988)
Net cash used in investing activities	768,310	(1,931,871)	(1,438,494)	(231,844)	(185,024)	(4,092,986)	(659,669)

Cash flows from financing activities:
Exercise of employee stock options	9,084	6,086	3,176	512	101,435	28,426	4,581
Principal repayments on long-term debt	—	—	—	—	(7,677)	—	—
Proceeds from short-term bank loan	—	—	500,000	80,585	—	500,000	80,585
Repurchase of ADSs	—	(1,293,644)	(552,248)	(89,006)	—	(1,845,892)	(297,504)
Proceeds from Ali investment, net of issuance costs	—	(7,504)	(272)	(44)	—	7,379,744	1,189,399
Payment of convertible redeemable preferred shares issuance costs	—	—	—	—	—	—	—
Net cash provided by (used in) financing activities	9,084	(1,295,062)	(49,344)	(7,953)	93,758	6,062,278	977,061
Effect of exchange rate changes on cash and cash equivalents	(17,865)	272	(39,632)	(6,388)	(69,853)	(35,056)	(5,650)
Net (decrease) increase in cash and cash equivalents	966,719	(3,480,411)	(1,252,780)	(201,911)	108,364	2,056,521	331,451
Cash and cash equivalents at the beginning of the period	797,502	8,553,933	5,073,522	817,703	1,655,857	1,764,221	284,341
Cash and cash equivalents at the end of the period	1,764,221	5,073,522	3,820,742	615,792	1,764,221	3,820,742	615,792

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Costs

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Content costs	353,670	501,828	602,944	97,177	1,422,907	1,848,690	297,955
Deduct: share-based compensation	7,846	11,077	13,297	2,143	32,110	49,291	7,944
Deduct: amortization of intangible assets from business combination	6,100	2,557	—	—	28,156	7,671	1,236
Non-GAAP content costs	339,724	488,194	589,647	95,034	1,362,641	1,791,728	288,775

2. Non-GAAP Gross Profit

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	254,349	246,867	239,964	38,675	541,063	781,009	125,876
Add back: share-based compensation	7,846	11,077	13,297	2,143	32,110	49,291	7,944
Add back: amortization of intangible assets from business combination	6,100	2,557	—	—	28,156	7,671	1,236
Non-GAAP gross profit	268,295	260,501	253,261	40,818	601,329	837,971	135,056

3. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	333,351	452,481	547,882	88,303	1,220,793	1,700,827	274,123
Deduct: share-based compensation	45,215	61,295	72,317	11,655	156,248	261,046	42,073
Deduct: amortization of intangible assets from business combination	9,623	3,743	3,743	604	22,088	14,972	2,412
Non-GAAP operating expenses	278,513	387,443	471,822	76,044	1,042,457	1,424,809	229,638

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	216,444	287,038	344,493	55,522	681,008	1,030,899	166,150
Deduct: share-based compensation	15,577	22,256	31,832	5,130	50,712	100,084	16,131
Deduct: amortization of intangible assets from business combination	5,077	1,871	1,871	302	11,308	7,484	1,205
Non-GAAP sales and marketing expenses	195,790	262,911	310,790	50,090	618,988	923,331	148,814

5. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	76,514	112,434	123,861	19,963	278,015	416,111	67,065
Deduct: share-based compensation	11,795	17,624	17,877	2,881	38,400	71,713	11,558
Deduct: amortization of intangible assets from business combination	3,411	1,257	1,257	203	7,596	5,028	810
Non-GAAP product development expenses	61,308	93,553	104,727	16,879	232,019	339,370	54,697

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	40,393	53,009	79,528	12,818	261,770	253,817	40,908
Deduct: share-based compensation	17,843	21,415	22,608	3,644	67,136	89,249	14,384
Deduct: amortization of intangible assets from business combination	1,135	615	615	99	3,184	2,460	397
Non-GAAP general and administrative expenses	21,415	30,979	56,305	9,075	191,450	162,108	26,127

7. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(79,002)	(205,614)	(307,918)	(49,628)	(679,730)	(919,818)	(148,247)
Add back: share-based compensation	53,061	72,372	85,614	13,798	188,358	310,337	50,017
Add back: amortization of intangible assets from business combination	15,723	6,300	3,743	604	50,244	22,643	3,648
Non-GAAP loss from operations	(10,218)	(126,942)	(218,561)	(35,226)	(441,128)	(586,838)	(94,582)

8. Non-GAAP Net Loss

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(24,581)	(181,378)	(318,127)	(51,273)	(580,744)	(888,645)	(143,223)
Add back: share-based compensation	53,061	72,372	85,614	13,798	188,358	310,337	50,017
Add back: amortization of intangible assets from business combination	15,723	6,300	3,743	604	50,244	22,643	3,648
Non-GAAP net loss	44,203	(102,706)	(228,770)	(36,871)	(342,142)	(555,665)	(89,558)

9.  Non-GAAP adjusted EBITDA Loss

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(24,581)	(181,378)	(318,127)	(51,273)	(580,744)	(888,645)	(143,223)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	46,986	38,068	41,667	6,716	131,668	147,973	23,849
Interest income	(8,419)	(22,694)	(22,660)	(3,652)	(29,972)	(61,330)	(9,884)
Interest expenses	—	—	—	—	545	—	—
Income taxes	876	—	51,474	8,296	1,014	51,486	8,298
EBITDA loss	14,862	(166,004)	(247,646)	(39,913)	(477,489)	(750,516)	(120,960)

Adjustments:
Share-based compensation	53,061	72,372	85,614	13,798	188,358	310,337	50,017
Amortization of intangible assets from business combination	15,723	6,300	3,743	604	50,244	22,643	3,648
Others, net	(46,878)	(1,542)	(19,445)	(3,134)	(70,573)	(22,169)	(3,573)
Non-GAAP adjusted EBITDA loss	36,768	(88,874)	(177,734)	(28,645)	(309,460)	(439,705)	(70,868)

(1)     For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)    The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.